FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number: 001-33178

MELCO PBL ENTERTAINMENT

(MACAU) LIMITED

Penthouse, 38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

Form 6-K

EXPLANATORY NOTE

This Form 6-K/A is being furnished to make a correction in Exhibit 20.2 to our report on Form 6-K furnished with the Securities and Exchange Commission on April 16, 2007 with regards to the meeting time of our Annual General Meeting of Shareholders. Exhibit 20.2 to this Form 6-K/A is the notice with the correct meeting time that was sent to our shareholders. Except for the foregoing, no other part of our report on Form 6-K furnished on April 16, 2007 is being amended.

TABLE OF CONTENTS

Page
Signature	3
Exhibit 20.2 – Registrant’s Notice of its Annual General Meeting	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

By:	/s/ Simon Dewhurst
Name:	Simon Dewhurst
Title:	Chief Financial Officer

Date: May 2, 2007

3

Exhibit 20.2

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

Notice of Annual General Meeting of Shareholders

to be held on May 11, 2007.

Dear Shareholders:

You are cordially invited to attend the Annual General Meeting of Shareholders of Melco PBL Entertainment (Macau) Limited (the “Company”) which will be held on May 11, 2007 in the Executive Office at the 17th Floor of Crown Macau located at the Avenida Kwong Tung between Avenida Dr. Sun Yat Sen, Rua de Hong Chau, Rua de Nam Keng and Avenida Kwong Tung at 4:00PM (HK Time). The meeting is being held for the following purposes:

1.	Report of the Directors.

2.	Ratification of the Audited Financial Statements for the Fiscal Year 2006 and the inclusion thereof in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

3.	Ratification of the Appointment of the Independent Auditor Deloitte Touche Tohmatsu for the Fiscal year 2006.

Only shareholders of record in the books of the Company at the close of business on April 2, 2007 will be entitled to vote at the meeting or any adjournment that may take place.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his/her/its place. A proxy would not be a shareholder of the Company. A form of proxy is enclosed.

Shareholders are requested to complete, date, sign and return the enclosed proxy form to reach the Company as promptly as possible but not later than 48 hours prior to the Annual General Meeting or adjourned meeting at which the proxy is to be used. The giving of such proxy will not affect your right to vote in person should you decide to attend the Annual General Meeting or adjourned meeting.

Please note that copies of the annual reports of the Company are available for shareholders. Should you want to obtain a copy, you can (1) send your request for a physical copy by e-mail to ir@melco-pbl.com; (2) notify the Company of your e-mail address by sending your request to Investor Relations, Melco PBL Entertainment (Macau) Limited, 36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong and a soft copy will be sent to your e-mail address provided; (3) you may also view the annual report at the Company’s website at www.melco-pbl.com.

By Order of the Board of Directors,

/s/ Lawrence (Yau Lung) Ho	/s/ James D. Packer
Lawrence (Yau Lung) Ho	James D. Packer
Co-Chairman	Co-Chairman